Exhibit 99.1

Uxin Reports Unaudited Second Quarter of 2019 Financial Results

BEIJING, September 23, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Divestiture of Loan Facilitation Business

On July 12, 2019, the Company announced that it had entered into a binding term sheet with Golden Pacer, a leading financial technology platform in China, to divest its loan facilitation related business. Pursuant to the term sheet, the Company will divest its entire 2C intra-regional business and cease to provide guarantee services in connection with its 2C cross-regional business going forward, and thus divest the corresponding assets and liabilities. As a result of the proposed divestiture, the Company will be significantly relieved of the guarantee obligations in relation to the existing loan balance of RMB33.2 billion (US$4.8 billion) as of June 30, 2019 for the used car loans previously facilitated by Uxin. In accordance with the applicable accounting standards, assets of RMB3,878.9 million (US$564.2 million) (mainly including restricted cash, loan recognized as a result of payment under the guarantee, and advance to consumers on behalf of financing partners) and liabilities of RMB941.4 million (US$136.9 million) (including guarantee liabilities, deposit of interests from consumers and payable to financing partners, short-term borrowings, and long-term borrowings) were reclassified as assets/liabilities held for sale on the Company’s consolidated balance sheet as of June 30, 2019; and results of operations related to the divested business were reported as net (loss)/income from operations of discontinued operations. Revenue of discontinued operations and its corresponding cost of revenues and operating expenses for the second quarter of 2019 were RMB463.6 million (US$67.4 million), RMB89.4 million (US$13.0 million) and RMB378.1 million (US$55.0 million), respectively. Unless indicated otherwise, the discussion below in this press release relates to continuing operations only. The transactions contemplated under the term sheet are subject to certain closing conditions and are currently expected to close by the end of 2019.

As a result of the proposed divestiture, the Company’s 2C business now solely consists of online used car transactions (previously recorded as “2C cross-regional transactions”), and the revenue streams of the 2C business include (i) commission revenue, which represents certain percentage of car sales price charged to consumers, and (ii) value-added service (“VAS”) revenue, which represents revenue generated from consumers through the offering of value-added services for its online used car transactions such as financing product referral, insurance product referral and warranties. The Company maintains its strong ability to monetize its 2C online used car transactions as before.

Second Quarter 2019 Operational Highlights

•                      2C Transaction volume increased to 24,585 units in the second quarter of 2019, representing year-over-year growth of 500.4%.

•                      2B Transaction volume decreased to 39,576 units in the second quarter of 2019, representing year-over-year decline of 57.1%, due to the Company’s change of approach in serving consumers with car-selling needs, as well as dealers’ growing appetite for retail transactions through Uxin’s 2C platform.

•                      2C GMV1 increased to RMB2,864 million in the second quarter of 2019, representing year-over-year growth of 481.5%.

•                      2B GMV decreased to RMB1,858 million in the second quarter of 2019, representing year-over-year decline of 59.1%.

1  GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

Second Quarter 2019 Financial Highlights

•                      Total revenues were RMB439.2 million (US$63.9 million) in the second quarter of 2019, representing year-over-year growth of 58.3%.

•                      2C Revenue was RMB322.5 million (US$46.9 million) in the second quarter of 2019, representing year-over-year growth of 11 times.

•                      2B Revenue was RMB68.4 million (US$9.9 million) in the second quarter of 2019, representing year-over-year decline of 57.5%.

•                      Gross profit was RMB234.3 million (US$34.1 million) in the second quarter of 2019, representing year-over-year growth of 101.2%. Gross margin increased to 53.4% in the second quarter of 2019, compared to 42.0% in the same period last year.

•                      Loss from continuing operations was RMB342.3 million (US$49.8 million) in the second quarter of 2019, a decrease from RMB1,257.6 million in the same period last year.

•                      Non-GAAP adjusted loss from continuing operations was RMB315.2 million (US$45.9 million) in the second quarter of 2019, a decrease from RMB397.8 million in the same period last year.

•                      Net loss from continuing operations was RMB359.9 million (US$52.4 million) in the second quarter of 2019, compared to net income from continuing operations of RMB285.1 million in the same period last year.

•                      Non-GAAP adjusted net loss from continuing operations was RMB332.9 million (US$48.4 million) in the second quarter of 2019, a decrease from RMB399.4 million in the same period last year. Non-GAAP adjusted net loss from continuing operations as a percentage of total revenues was 75.8% in the second quarter of 2019, a decrease from 143.9% in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to report another set of strong results for the second quarter with total 2C revenue increasing by 11 times year-over-year. We continued to see robust momentum in our online used car transaction volume with a 500% year-over-year increase to over 24,500 used cars in the quarter. This not only reflects the growing traction of our one-stop online used-car-buying product and service offerings, but also demonstrates consumers’ increasing acceptance of buying used cars online from us without actually seeing the car in person when they make the purchase decision.”

Mr. Dai added, “The proposed transaction with Golden Pacer enables us to entirely concentrate on fulfilling online used car transactions. With our 2C business model evolving into a pure play and through our innovative used car supply chain, we are better positioned to capture the market opportunities brought by the accelerating trend of buying used cars online. As a national online used car dealer, we will further boost our four core values and competitive advantages for consumers. First, a nationwide selection of used cars, which allows us to make a much wider selection of qualified inventory available on our platform than what local markets can provide. Second, online standardization for unstandardized products, such as standardized video inspection reports and VR display for used cars, which creates higher transparency on car conditions and thus gives consumers greater peace of mind buying used cars online. Third, a one-stop online purchasing experience, which means we recommend value-added services to best meet consumers’ various needs. Last but not least, national service and fulfillment networks, which make online purchase of used cars as convenient as buying any other standardized product online. Looking ahead, as we continue to enhance our value proposition to consumers and further execute the strategy of concentrating on online used car transaction business, we believe we can further increase our market share and build a more sustainable business over the long term.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “With the financial impact of the proposed transaction reflected in our second quarter results, we are particularly glad to report that our 2C business maintained strong growth on an apple-to-apple basis. Thanks to our control of the entire shopping process and our comprehensive product and service offerings, we were able to maintain our strong ability to monetize online used car transactions and recorded a total 2C take rate of 11.2% per unit, equivalent to per-unit revenue of over RMB13,000, in the quarter. We are confident that we can build up the scale in the top-line on a more solid and sustainable basis as we fully focus on expanding our 2C online used car transaction business. Thanks to greater economies of scale, our gross margin improved to 53% from 42% in the same period last year. Despite the temporary impact of the proposed divestiture, we believe our gross margin will further improve over time as we continue to optimize cost structure and achieve better economies of scale. In terms of operating expenses, we have streamlined business operations to improve employee productivity. As we continue to take prudent measures in cost and expense management, we believe our fast-growing online used car transaction volume will bring us greater economies of scale and higher operating leverage. Combined with our more-focused business model and aligned operations and all the measures in place and being executed, we are confident that we will be able to achieve profitability as soon as possible in the coming years.”

Second Quarter 2019 Financial Results

Total revenues increased to RMB439.2 million (US$63.9 million) in the second quarter of 2019, representing an increase of 58.3% from RMB277.5 million in the same period last year, primarily due to the increases in 2C transaction volume, GMV, commission rate2 and VAS take rate3.

2C Business: Revenue of 2C business was RMB322.5 million (US$46.9 million) in the second quarter of 2019, representing a substantial increase of 11 times from RMB27.5 million in the same period last year. The 2C transaction volume, or online used car transaction volume, increased by 500.4% year-over-year to 24,585 units in the second quarter of 2019, and its corresponding GMV increased by 481.5% year-over-year to RMB2,864 million.

•                      Commission revenue was RMB178.9 million (US$26.0 million) in the second quarter of 2019, representing a substantial increase of 892.6% from RMB18.0 million in the same period last year, primarily due to the increases in the transaction volume, GMV and commission rate. Benefiting from enhanced service, improved user experience and higher pricing power, commission rate increased to 6.2% during the quarter from 3.7% in the same period last year.

•                      Value-added service revenue was RMB143.6 million (US$20.9 million) in the second quarter of 2019, representing a substantial increase of 14 times from RMB9.5 million in the same period last year, primarily due to the increases in the transaction volume, GMV and VAS take rate. The VAS take rate increased to 5.0% in the second quarter of 2019 from 1.9% in the same period last year, driven by optimized services, which result in higher pricing power and higher percentage of 2C online used car transactions that are successfully referred with VAS.

2  The commission rate is measured by 2C commission revenue divided by 2C GMV.

3  The VAS take rate is measured by 2C VAS revenue divided by 2C GMV.

2B Business:

•                      2B transaction facilitation revenue was RMB68.4 million (US$9.9 million) in the second quarter of 2019, representing a decrease of 57.5% from the same period last year, due to the decline in transaction volume. 2B transaction volume decreased by 57.1% year-over-year to 39,576 units in the second quarter of 2019, due to the Company’s change of approach in serving consumers with car-selling needs starting from the third quarter of 2018, as well as dealers’ growing appetite for retail transactions through the Company’s 2C platform. 2B GMV decreased to RMB1,858 million in the second quarter of 2019, representing a year-over-year decrease of 59.1%. The take rate for 2B transaction facilitation4 slightly increased to 3.7% in the second quarter of 2019 from 3.5% in the same period last year.

Cost of revenues increased to RMB204.9 million (US$29.8 million) in the second quarter of 2019, representing an increase of 27.2% from RMB161.0 million in the same period last year, primarily due to the increase in fulfillment cost, which was correspondingly driven by the increase in the transaction volume, as well as the increase in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service.

Gross profit increased to RMB234.3million (US$34.1 million) in the second quarter of 2019, representing an increase of 101.2% from RMB116.5 million in the same period last year. Gross margin increased to 53.4% in the second quarter of 2019 from 42.0% in the same period last year, driven by better economies of scale.

Total operating expenses were RMB576.6 million (US$83.9 million) in the second quarter of 2019. Total operating expenses excluding share-based compensation expenses were RMB549.6 million.

•                      Sales and marketing expenses decreased by 13.6% year-over-year to RMB346.7 million (US$50.4 million) in the second quarter of 2019. The decrease mainly reflects the Company’s continuous efforts to enhance operating efficiency. Sales and marketing expenses, excluding share-based compensation expenses of nil, as a percentage of total revenues decreased to 78.9% during the quarter from 144.5% in the same period last year.

•                      General and administrative expenses decreased by 81.3% year-over-year to RMB173.8 million (US$25.3 million) in the second quarter of 2019. The decrease was mainly due to the decrease in share-based compensation expenses. The general and administrative expenses, excluding share-based compensation expenses of RMB26.8 million, were RMB147.0 million, which represented 33.5% of total revenues, slightly increasing from 30.7% in the same period last year.

•                      Research and development expenses increased by 28.5% year-over-year to RMB56.1 million (US$8.2 million) in the second quarter of 2019. The increase was primarily due to the increase in salaries and benefits expenses. The research and development expenses, excluding share-based compensation expenses of RMB0.3 million, were RMB55.8 million, which represented 12.7% of total revenues, compared to 10.2% in the same period last year.

4  The take rate for 2B transaction facilitation is measured by 2B transaction facilitation revenue divided by 2B GMV.

Loss from continuing operations was RMB342.3 million (US$49.8 million) in the second quarter of 2019, a decrease from RMB1,257.6 million in the same period last year.

Non-GAAP adjusted loss from continuing operations, which excludes share-based compensation expenses of RMB27.1 million, was RMB315.2 million (US$45.9 million) in the second quarter of 2019, a decrease from RMB397.8 million in the same period last year.

Fair value change of derivative liabilities was nil in the second quarter of 2019, compared to a gain of RMB1,544.2 million in the same period last year. The impact of derivative liabilities no longer exists as the preferred shares were converted into ordinary shares at the time of IPO.

Net loss from continuing operations was RMB359.9 million (US$52.4 million) in the second quarter of 2019, compared to net income from continuing operations of RMB285.1 million in the same period last year. The change was mainly due to the fair value change of derivative liabilities, which no longer existed in the second quarter of 2019, while the Company recorded a gain from fair value change of derivative liabilities in the same period last year.

Non-GAAP adjusted net loss from continuing operations, which excludes share-based compensation expenses of RMB27.1 million and fair value change of derivative liabilities in the amount of nil, was RMB332.9 million (US$48.4 million) in the second quarter of 2019, a decrease from RMB399.4 million in the same period last year.

As of June 30, 2019, the Company had cash and cash equivalents of RMB782.9 million (US$113.9 million).

Recent Updates

•                      Discontinuation of New Car Loan Facilitation Business

Starting from the second quarter of 2019, the Company gradually discontinued the loan facilitation services for new cars, which historically contributed an immaterial portion to total revenues.

Business Outlook

Taking into account the divestiture of the Company’s loan facilitation related business to Golden Pacer as described under “Divestiture of Loan Facilitation Business” above, Uxin expects total revenues for the third quarter of 2019 to be in the range of RMB440 million to RMB460 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on September 23, 2019 U.S. Eastern Time (8:00 PM on September 23, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1 866 519 4004 or +1 845 675 0437
International:	+65 6713 5090
Mainland China:	400 620 8038 or 800 819 0121
Hong Kong:	800 906 601 or +852 3018 6771
Conference ID:	1087869

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xin.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until October 8, 2019, by dialing the following telephone numbers:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	1087869

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars through an innovative integrated online platform and offline service and fulfilment networks, which address each step of the transaction and cover the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 250 prefecture-level cities throughout China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from operations, adjusted net loss and adjusted net loss per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations excluding share-based compensation. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8747 to US$1.00, representing the index rate as of the end of June 2019 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
To consumers (“2C”)
- Commission revenue	18,023	178,901	26,023	20,360	327,741	47,673
- Value-added service revenue	9,518	143,583	20,886	12,185	261,884	38,094
To businesses (“2B”)
- Transaction facilitation revenue	160,703	68,360	9,944	269,748	137,916	20,061
Others	89,210	48,343	7,032	175,512	99,819	14,520
Total revenues	277,454	439,187	63,885	477,805	827,360	120,348

Cost of revenue	(161,004)	(204,864)	(29,800)	(294,743)	(389,341)	(56,634)
Gross profit	116,450	234,323	34,085	183,062	438,019	63,714

Operating expenses
Sales and marketing	(401,360)	(346,703)	(50,432)	(819,236)	(754,874)	(109,805)
General and administrative	(929,038)	(173,843)	(25,287)	(992,330)	(304,349)	(44,271)
Research and development	(43,665)	(56,094)	(8,160)	(68,252)	(102,629)	(14,929)
Total operating expenses	(1,374,063)	(576,640)	(83,879)	(1,879,818)	(1,161,852)	(169,005)

Loss from continuing operations	(1,257,613)	(342,317)	(49,794)	(1,696,756)	(723,833)	(105,291)

Interest income	4,962	3,988	580	15,315	2,408	350
Interest expenses	(5,681)	(26,440)	(3,846)	(10,226)	(52,933)	(7,700)
Other income	4,368	5,853	851	5,934	30,993	4,508
Other expenses	(7,365)	(5,425)	(789)	(11,557)	(10,176)	(1,480)
Foreign exchange gains/(losses)	2,058	76	11	3,283	(703)	(102)
Fair value change of derivative liabilities	1,544,205	—	—	1,185,090	—	—
Gain from disposal of investment*	—	28,257	4,110	—	28,257	4,110
Impairment of long-term investment**	—	(37,775)	(5,495)	—	(37,775)	(5,495)
Income/(Loss) from continuing operations before income tax expense	284,934	(373,783)	(54,372)	(508,917)	(763,762)	(111,100)
Income tax credit/(expense)	125	5,632	819	(827)	4,075	593
Equity in gains of affiliates	—	8,207	1,194	—	14,163	2,060
Net income/(loss) from continuing operations, net of tax	285,059	(359,944)	(52,359)	(509,744)	(745,524)	(108,447)
Less: net loss attributable to non-controlling interests shareholders	(6,006)	(346)	(50)	(13,740)	(791)	(115)
Net income/(loss) from continuing operations, attributable to UXIN LIMITED	291,065	(359,598)	(52,309)	(496,004)	(744,733)	(108,332)

Discontinued operations
(Loss)/income from discontinued operations before income tax	(72,855)	(5,791)	(842)	(115,421)	107,227	15,597
Income tax expense	(2,488)	(268)	(39)	(4,557)	(12,689)	(1,846)
Net (loss)/income from discontinued operations	(75,343)	(6,059)	(881)	(119,978)	94,538	13,751
Net (loss)/income from discontinued operations attributable to UXIN Limited	(75,343)	(6,059)	(881)	(119,978)	94,538	13,751

Net income/(loss)	209,716	(366,003)	(53,240)	(629,722)	(650,986)	(94,696)
Less: net loss attributable to non-controlling interests shareholders	(6,006)	(346)	(50)	(13,740)	(791)	(115)
Net income/(loss) attributable to UXIN LIMITED	215,722	(365,657)	(53,190)	(615,982)	(650,195)	(94,581)
Accretion on redeemable preferred shares	(161,412)	—	—	(318,951)	—	—
Deemed dividend to preferred shareholders	—	—	—	(544,773)	—	—

Net income/(loss) attributable to ordinary shareholders	54,310	(365,657)	(53,190)	(1,479,706)	(650,195)	(94,581)

Net income/(loss)	209,716	(366,003)	(53,240)	(629,722)	(650,986)	(94,696)
Foreign currency translation	97,643	(12,859)	(1,870)	109,778	(6,832)	(994)

Total comprehensive income/(loss)	307,359	(378,862)	(55,110)	(519,944)	(657,818)	(95,690)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(6,006)	(346)	(50)	(13,740)	(791)	(115)
Total comprehensive income/(loss) attributable to Uxin’s shareholders	313,365	(378,516)	(55,060)	(506,204)	(657,027)	(95,575)

Net income/(loss) attributable to ordinary shareholders	54,310	(365,657)	(53,190)	(1,479,706)	(650,195)	(94,581)
Weighted average shares outstanding — basic	100,856,242	882,761,118	882,761,118	75,229,919	882,252,863	882,252,863
Weighted average shares outstanding — diluted	840,459,078	882,761,118	882,761,118	75,229,919	882,252,863	882,252,863

Earnings/(loss) per share for ordinary shareholders, basic
Continuing operations	1.29	(0.41)	(0.06)	(18.07)	(0.84)	(0.12)
Discontinued operations	(0.75)	(0.01)	0.00	(1.59)	0.11	0.02

Earnings/(loss) per share for ordinary shareholders, diluted
Continuing operations	(1.54)	(0.41)	(0.06)	(18.07)	(0.84)	(0.12)
Discontinued operations	(0.75)	(0.01)	0.00	(1.59)	0.10	0.02

Notes:

* Gain from disposal of investment was recognized upon the disposal of equity interests in ClearVue during Q2 of 2019.

** The impairment of long-term investment was recorded in Q2, after the Company was informed by Orange Inc. of their proposed liquidation.  Orange Inc. is a technology company that the Company invested in 2017 and classified as available-for-sale debt security investment. Orange Inc. is currently in process of the liquidation.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	800,997	782,916	113,884
Restricted cash	23,498	14,852	2,160
Accounts receivable	51,610	55,032	8,008
Short-term investments	596,078	—	—
Advance to sellers	692,714	651,655	94,790
Other receivables, net	204,454	202,978	29,525
Inventory	19,380	16,151	2,349
Prepaid expenses and other current assets	316,386	329,442	47,921
Financial lease receivables, net	294,511	190,322	27,684
Assets held for sale, current	3,669,006	3,878,908	564,229
Total current assets	6,668,634	6,122,256	890,550

Non-current assets
Property, equipment and software, net	199,271	158,402	23,041
Intangible assets, net	21,179	17,065	2,482
Goodwill	110,424	110,424	16,062
Long term investments	349,882	261,303	38,009
Operating lease right-of-use assets, net*	—	220,998	32,147
Total non-current assets	680,756	768,192	111,741

Total assets	7,349,390	6,890,448	1,002,291

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	325,562	253,541	36,880
Accounts payable	156,320	161,776	23,532
Advance from buyers collected on behalf of sellers	375,803	248,126	36,093
Other payables and accruals	1,197,300	1,330,591	193,549
Deferred revenue	115,160	65,413	9,515
Convertible bonds**	1,188,192	1,581,181	230,000
Operating lease liability, current*	—	154,316	22,447
Liabilities held for sale	1,486,651	941,415	136,939
Total current liabilities	4,844,988	4,736,359	688,955

Non-current liabilities
Long-term borrowings	128,000	293,000	42,620
Deferred tax liabilities	4,759	3,879	564
Operating lease liability, non-current*	—	60,228	8,761
Total non-current liabilities	132,759	357,107	51,945

Total liabilities	4,977,747	5,093,466	740,900

Shareholders’ equity
Ordinary shares	575	577	84
Additional paid-in capital	12,967,986	13,051,138	1,898,430
Accumulated other comprehensive income	86,061	79,229	11,525
Accumulated deficit	(10,680,489)	(11,330,682)	(1,648,171)
Total Uxin’s shareholders’ equity	2,374,133	1,800,262	261,868
Non-controlling interests	(2,490)	(3,280)	(477)
Total shareholders’ equity	2,371,643	1,796,982	261,391

Total liabilities and shareholders’ equity	7,349,390	6,890,448	1,002,291

Notes:

* The Company adopted ASC 842 using the additional transition method with an effective date of January 1, 2019 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. No cumulative effect adjustment to the opening balance of retained earnings was required.

** The Company entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US$230 million in June 2019. The Company also repaid the convertible notes in an aggregate principal amount of US$175 million held by CNCB (Hong Kong) Investment Limited (an affiliate of China CITIC Bank) and Golden Fortune Company Limited (whose investment manager is ICBC Asset Management (Global) Company Limited) shortly before they became due at the end of June 2019.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenue	153	—	—	153	—	—
Sales and marketing	544	—	—	544	—	—
General and administrative	843,808	26,767	3,894	846,139	75,809	11,027
Research and development	15,259	309	45	15,259	829	121

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuting Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(1,257,613)	(342,317)	(49,794)	(1,696,756)	(723,833)	(105,291)
Add: Share-based compensation expenses	859,764	27,076	3,939	862,095	76,638	11,148
- Cost of revenue	153	—	—	153	—	—
- Sales and marketing	544	—	—	544	—	—
- General and administrative	843,808	26,767	3,894	846,139	75,809	11,027
- Research and development	15,259	309	45	15,259	829	121

Non-GAAP adjusted loss from continuing operations	(397,849)	(315,241)	(45,855)	(834,661)	(647,195)	(94,143)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
Net income/(loss) from continuing operations	285,059	(359,944)	(52,359)	(509,744)	(745,524)	(108,447)

Add: Share-based compensation expenses	859,764	27,076	3,939	862,095	76,638	11,148
- Cost of revenue	153	—	—	153	—	—
- Sales and marketing	544	—	—	544	—	—
- General and administrative	843,808	26,767	3,894	846,139	75,809	11,027
- Research and development	15,259	309	45	15,259	829	121

Fair value change of derivative liabilities	(1,544,205)	—	—	(1,185,090)	—	—

Non-GAAP adjusted net loss from continuing operations	(399,382)	(332,868)	(48,420)	(832,739)	(668,886)	(97,299)

Non-GAAP adjusted net loss from continuing operations per share — basic	(3.96)	(0.38)	(0.05)	(11.07)	(0.76)	(0.11)
Non-GAAP adjusted net loss from continuing operations per share — diluted	(3.96)	(0.38)	(0.05)	(11.07)	(0.76)	(0.11)
Weighted average shares outstanding — basic	100,856,242	882,761,118	882,761,118	75,229,919	882,252,863	882,252,863
Weighted average shares outstanding — diluted	100,856,242	882,761,118	882,761,118	75,229,919	882,252,863	882,252,863

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.8747 as of the end of June 2019 stipulated by the People’s Bank of China.